Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

June 14, 2010

J. Nolan McWilliams, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Alliance One International, Inc.

Registration Statement on Form S-4

Filed September 18, 2009

File No. 333-161987

Dear Mr. McWilliams:

We are writing to request that the above-referenced registration statement of Alliance One International, Inc. (the “Company”) be declared effective as of 10:00 a.m. (Eastern Time) on Thursday, June 17, 2010, or as soon thereafter as is practicable. In making this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with the filing.

Very truly yours,

/s/ Robert A. Sheets
Robert A. Sheets Executive Vice President—Chief Financial Officer

cc:	Stephen M. Lynch